Mail Stop 6010

October 24, 2006

<u>By U.S. Mail and Facsimile to (203) 797-2697</u>

Mr. Michael E. Reed
Chief Executive Officer
Electro Energy, Inc.
30 Shelter Rock Road
Danbury, CT 06810

> **RE: Electro Energy, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Form 10-QSB for the quarter ended June 30, 2006**
> **File No. 0-51083**

Dear Mr. Reed:

We have reviewed your letter filed on September 14, 2006 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the quarter ended June 30, 2006

Note 7. Stockholders' Equity, page F-13

Stock Options, page F-14

1. Please refer to prior comment 3. We note that upon adoption of SFAS 123R you recorded the fair value of the previously issued stock options as "deferred compensation expense" in the amount of $3.1 million in your statement of stockholders' equity. Please tell us how your presentation and recognition of deferred compensation complies with the guidance in SAB 107 which states "Statement 123R requires compensation costs to be recognized in the financial statements as services are provided by employees and does not permit those costs to be recognized as deferred compensation on the balance sheet before services are provided."

Note 6. Secured Convertible Note, page F-12

2. Please refer to prior comment 5. Please respond to the following:

    ·   We note from page 14 of your response that fair value of the conversion option and warrants are recorded as liabilities, but your disclosures on page F-13 indicate that you determined that the embedded conversion option and warrants should be classified as equity. Please reconcile your response with your disclosures.
    ·   We further note that you have concluded that a $5.8 million discount (or 52% of the original proceeds) is a reasonable discount between registered and unregistered shares. Please tell us how you concluded that a 52% discount was a reasonable discount for the value between registered and unregistered shares.
    ·   We note from your response that there is no limit on the number of shares issuable under the conversion inducement option and periodic put right. As such it appears as though you could be required to settle in cash. Please tell us how you concluded that these features did not require bifurcation under paragraph 19 of EITF 00-19.
    ·   We also note from your response that the note is collateralized by certain assets of the Company. We further note that you believe that the collateralization does not apply to the conversion option. Please tell us what section of the note agreement excludes the conversion option from the collateralization.
    ·   We may have further comments after reviewing your response.

Note 10. Asset Purchase, page F-17

3. Please refer to prior comment 4. Please address the following:

    · Tell us in greater detail the basis in management's determination that fair value of the common stock on April 5, 2006 was $2.04 per share, a 45% discount from the closing price of $3.70. Explain in greater detail the rationale supporting your estimate of fair value. In the analysis, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management's fair value per share determinations to the quoted market price. Refer to EITF 98-5, paragraph 5 footnote 3 and paragraphs 57 and 58 of SFAS 107 which indicate quoted market prices provide the most reliable measure of fair value.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                                Sincerely,

                                                Angela Crane
                                                Branch Chief